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                        RAPTOR NETWORKS TECHNOLOGY, INC.
                          1241 E. DYER ROAD, SUITE 150
                           SANTA ANA, CALIFORNIA 92705
                            TELEPHONE (949) 623-9300

                                  June 14, 2006

Via Facsimile at (202) 972-9210 and EDGAR Correspondence

Barbara C. Jacobs
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

         RE:      RAPTOR NETWORKS TECHNOLOGY, INC.
                  ACCELERATION OF THE EFFECTIVE DATE
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-131184

Dear Ms. Jacobs:

         Raptor Networks Technology, Inc. ("Company") hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective at 5:00 p.m. Eastern time on Friday, June 16, 2006 or as soon as practicable thereafter.

         The Company acknowledges that:

o should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Respectfully submitted,

                                                RAPTOR NETWORKS TECHNOLOGY, INC.

                                                /s/ THOMAS M. WITTENSCHLAEGER

                                                Thomas M. Wittenschlaeger,
                                                Chief Executive Officer

cc: Hugh Fuller (via facsimile at (202) 972-9210)